Drilling of ultra-deep-water Gorgon-2 well confirms the extension of the gas province in the Colombian Caribbean

Ecopetrol S.A. (BVC: ECOPETROL; NYSE: EC) announces that the Gorgon-2 well proved the presence of gas in ultra-deep waters in the southern Colombian Caribbean, confirming the importance of this province for gas exploration in this area of the country.

The well is located 70 kilometers off the coast and is the deepest well drilled in Colombian waters to the seabed (approximately 2,400 meters).

The drilling of the well, located in the Col-5 block, confirms the extension of the gas discovery made in 2017 in Gorgon-1. The Kronos (2015) and Purple Angel (2017) discoveries were also made in this gas province.

Ecopetrol and Shell (operator) are partners in the South Caribbean blocks (Col-5, Fuerte Sur, and Purple Angel), with 50% participation each.

The development of this gas province in the southern Caribbean could significantly contribute to supporting the country's energy security and opens the possibility of future gas exports, a fundamental energy source for the energy transition that Ecopetrol has been developing.

Bogota D.C., August 10, 2022

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Ecopetrol is the largest company in Colombia and one of the main integrated energy companies in the American continent, with more than 18,000 employees. In Colombia, it is responsible for more than 60% of the hydrocarbon production of most transportation, logistics, and hydrocarbon refining systems, and it holds leading positions in the petrochemicals and gas distribution segments. With the acquisition of 51.4% of ISA’s shares, the company participates in energy transmission, the management of real-time systems (XM), and the Barranquilla - Cartagena coastal highway concession. At the international level, Ecopetrol has a stake in strategic basins in the American continent, with Drilling and Exploration operations in the United States (Permian basin and the Gulf of Mexico), Brazil, and Mexico, and, through ISA and its subsidiaries, Ecopetrol holds leading positions in the power transmission business in Brazil, Chile, Peru, and Bolivia, road concessions in Chile, and the telecommunications sector. This press release contains business prospect statements, operating and financial result estimates, and statements related to Ecopetrol's growth prospects. These are all projections and, as such, they are based solely on the expectations of the managers regarding the future of the company and their continued access to capital to finance the company's business plan. The realization of said estimates in the future depends on the behavior of market conditions, regulations, competition, and the performance of the Colombian economy and the industry, among other factors, and are consequently subject to change without prior notice.

This release contains statements that may be considered forward-looking statements within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended. All forward-looking statements, whether made in this release or in future filings or press releases, or orally, address matters that involve risks and uncertainties, including in respect of the Company’s prospects for growth and its ongoing access to capital to fund the Company’s business plan, among others. Consequently, changes in the following factors, among others, could cause actual results to differ materially from those included in the forward-looking statements: market prices of oil & gas, our exploration, and production activities, market conditions, applicable regulations, the exchange rate, the Company’s competitiveness and the performance of Colombia’s economy and industry, to mention a few. We do not intend and do not assume any obligation to update these forward-looking statements.

For more information, please contact:

Head of Capital Markets

Tatiana Uribe Benninghoff

Email: investors@ecopetrol.com.co

Head of Corporate Communications

Mauricio Téllez

Email: mauricio.tellez@ecopetrol.com.co